Sutherland
▪ Asbill &▪
Brennan LLP

ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sablaw.com

February 25, 2008

VIA EMAIL

Mr. Mark Cowan
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: **Genworth Life and Annuity Insurance Company**
> **Guaranteed Income Annuity Certificates**
> **Pre-Effective Amendment No. 1 to Registration**
> **Statement Filed on Form S-1**
> **File No. 333-142494**

Dear Mr. Cowan:

On October 30, 2007, Genworth Life and Annuity Insurance Company (the "Company") filed Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form S-1 (the "Registration Statement"). The Company received written comments from the Staff on Pre-Effective Amendment No. 1 by e-mail dated February 15, 2008. The Company's responses to the comments are set forth below. For convenience, each response is preceded by the applicable Staff comment in bold. Page references are to the prospectus included in Pre-Effective Amendment No. 1.

Certain of the Staff's comments requested that disclosure in the prospectus contained in Pre-Effective Amendment No. 1 be revised or that additional disclosure be added. Additional or revised disclosure is reflected in the prospectus contained in the printer's proof of Pre-Effective Amendment No. 2 to the Registration Statement attached hereto, which has been marked to show such revisions. The Company expects to file Pre-Effective Amendment No. 2 and this response letter on EDGAR after the Company files its Annual Report on Form 10-K, expected to be on February 28, 2008.

1.   **Cover Page**

Please consider simplifying the disclosure on the outside front cover page of the prospectus. For example, remove defined terms from the cover page that are defined later in the prospectus. See the Summary on page 4.

<u>Response</u>:

The disclosure on the outside front cover page of the prospectus has been simplified and defined terms removed where appropriate.

2.   **Generally**

a.   <u>**Use of Defined terms**</u>. **Please consider defining terms as they are introduced. Disclosure in the document states that terms will be defined when they are first used, but many terms are not defined until the glossary appears at the back of the document.**

b.   **Please explain to the staff why the certificate is structured such that the remaining account value is paid to the company as the premium payment for a fixed annuity rather than waiting until the account value reaches 0 and then making payments under the certificate.**

c.   **The reference to Base Income (several sections) is confusing without any context.**

<u>Response</u>:

a.   The prospectus has been revised throughout to define terms in most cases as they are introduced. The section of the prospectus on page 4 captioned "Preliminary Note Regarding Term Used in This Prospectus" has been revised accordingly.

b.   The Company designed the Certificate so that guaranteed income payments will start when an owner's AssetMark account value falls below a defined amount rather than waiting until the account value is reduced to $0 primarily to address administrative and technological issues and secondarily for pure design preference. For example, the existing AssetMark administrative system will not service accounts with less than $20,000.

c.   The term "Base Income" has been changed to "Alternative Annuity" and context has been provided.

3.   **What Protection Does the Certificate Provide? (p. 5)**

        Please clarify the last sentence of the fourth paragraph on page 5, which states that "income comes first in the form of withdrawals from your Account and, only if <u>most</u> of the Account Value is exhausted, from subsequent payments made to you by the Company."

<u>Response</u>:

        The sentence is redundant of the discussion that follows immediately under "How does your Certificate work" and has therefore been deleted.

4.   **How does my Certificate work (pp. 5-6)**

        a.   **Please revise the section entitled "How does my Certificate work?" utilizing Plain English principles. The disclosure should explain to the reader basically how the contract works. The disclosure, as is, is impenetrable and comprised of too many defined terms.**

        b.   **As the Certificate is currently structured there are two phases: a "Funding Phase" and a "Payout Phase." The term "Funding Phase" is confusing because the "Funding Phase" contemplates both making additional investments and taking withdrawals from an account. The "Funding Phase" also appears to involve two distinct withdrawal phases (withdrawals before age 65 and withdrawals after age 65) that could be explained more clearly. Consider a descriptive term for this "phase" that more accurately describes what is going on. Likewise, the term "Payout Phase" is confusing because it only contemplates payouts upon the account value falling below a minimum amount. Consider using an alternative term that more accurately describes this circumstance (such as "Benefit Phase" or "Guarantee Phase").**

        c.   **The second paragraph of this section is difficult to follow. The sentences involve a lot of defined terms and caveats.**

<u>Response</u>:

        a.   The section has been revised as requested.

        b.   The term "Account Phase" has been substituted for "Funding Phase" and "Guarantee Phase" has been substituted for "Payout Phase."

        c.   The paragraph has been revised to make it easier to follow with defined terms eliminated where possible and the number of caveats reduced.

5.   **Designated Asset Allocation Models (p. 6)**

Although the specific risk return profiles made available by Asset Mark under the Certificate are Profiles 3 and 4, their reference in this section of the prospectus does not add anything to the understanding of the disclosure (and may confuse an investor). Is there a way to refer to these profiles in a manner other than "3 or 4?" (Comment also applies to Fee Table on page 5.)

<u>Response</u>:

"Risk Return Profile 3" is now called the "Balanced Risk-Return Profile" and "Risk Return Profile 4" is called the "Balanced Growth Risk-Return Profile."

6.   **Risk Factors (pp. 6-8)**

a.   <u>Your Account may perform well enough so that you may not need the guarantee</u>. The disclosure states on pages 6 and 7:

> Accordingly, <u>a significant risk</u> against which the Certificate protects, *i.e.*, that your Account Value will be reduced below the Minimum Amount by withdrawals (within the limits of the Certificate) and/or poor investment performance and that you live beyond the age when your Account value is reduced below the Minimum Amount (assuming you are the Participant), is likely to be small."

It would appear this is the only risk. Does the Certificate protect against anything else?

b.   <u>Early Withdrawals and Excess Withdrawals may substantially reduce your guarantees</u>. Please make clear that withdrawals made before the age of 65 adversely affect your benefits under the Certificate. Also, this paragraph contains too many definitions which make the disclosure very dense and difficult to read.

c.   <u>Claims Paying Ability of the Company</u>. The reference to a separate account in this context is unnecessary and only adds confusion to the disclosure. The relevance to the prospective purchaser is the reliance on the long term ability of the company to continue making payments.

d.   <u>Tax Consequences.</u> The term "Base Income" appears here but is not explained until page 18. Why not state in plain English that the certificate will be cashed out to buy a fixed annuity?

Response:

       a.   The disclosure has been revised as follows: "Accordingly, the risk against which the Certificate protects is that . . . ."

       b.   The referenced paragraph has been revised to make it easier to understand.

       c.   This paragraph has been simplified.

       d.   This section has been revised as requested.

7.   The Certificate (pp. 7-8)

The first full paragraph references an income election, which is confusing because this has not been explained. Also, using the defined term "Maximum Annuity Age" seems unnecessary because it appears to always be age 100. If so, just say "age 100."

Response:

All references to the term "Maximum Annuity Age" in the prospectus have been changed to "age 100."

8.   Management of Your AssetMark Account (p. 8)

In explaining the two Risk-Return Profiles, Profile 4 is referred to as both a "growth" and "balanced growth" allocation. Please correct the inconsistency.

Response:

The inconsistency has been corrected.

9.   How are the Birthday and Withdrawal Exercise Date Calculated? (p. 11)

**   a.   It appears the "Withdrawal Age" is always age 65. Rather than use a defined term, just reference "age 65" to avoid complicating the disclosure.**

**   b.   Please explain the difference between "sole Owner" and "sole Participant."**

Response:

       a.   All references to the term "Withdrawal Age" in the prospectus have been changed to "age 65."

b.   The Company has determined that the sentence explaining that the "prospectus assumes you are both the sole Owner and the sole Participant" under the Certificate should be deleted from this section. The point the sentence was intended to make is now made on page 4 in the section captioned "Preliminary Note Regarding Term Used in this Prospectus."

10.   What is an Excess Withdrawal? (pp. 13-14)

The second sentence on page 14 states "The example below is similar to the Early Withdrawal example, but because you are over age 65 and are permitted to take Guaranteed Withdrawals, there is a slight difference." What is the slight difference?

Response:

The reference to a slight difference was incorrect and has been deleted.

11.   Asset Charges (p. 14)

a.   Disclosure in the first paragraph states that the Asset Charge will be deducted quarterly, while disclosure in the second paragraph states that the Asset Charge is deducted "on the same schedule and in the same manner as the advisory fees for your Account." May the charges be deducted other than quarterly?

b.   What do the asterisks represent in the formulae on page 15? Please use the same terms/symbols in all examples consistently.

Response:

a.   No. The charges may be deducted only quarterly. The referenced disclosure has been deleted because the Company determined it was not necessary.

b.   The asterisks have been replaced with the term "multiplied by."

12.   Will the fees I pay for advice and other services impact my Account Value and the Guarantees under my Certificate? (p. 16)

Please explain to the staff which advisory service fees are being referred to here? Is it the advisory fees associated with strategists? If so, why not put it on the company to keep these fees down so as not to jeopardize a certificate owner with an excess withdrawal?

Response:

The prospectus refers to fees paid for "advisory and other services." The disclosure has been revised to refer to "advisory and other services rendered in connection with your AssetMark Program." Further clarification has been added to make clear that custodian and mutual fund and exchange traded fund expenses are not considered a Withdrawal. With respect to the Staff's last question, the Company does not believe it is appropriate for it to be required to monitor or control the level or types of fees assessed to AssetMark Program clients, because the Company does not have this level of control over AssetMark's product strategies.

13.   Payout Phase Under the Certificate (pp. 17-18)

a.   The concept that your Account Value is transferred to the Company as the premium payment for a fixed income annuity should come up earlier in the disclosure.

b.   When your Account Value falls below the Withdrawal Guarantee. The disclosure states that only if you wish to cancel your Certificate do you need to contact the company when your Account Value falls below the Withdrawal Guarantee. Why would someone want to cancel the certificate at this time?

c.   When your Account Value Falls below the Minimum Account Value for your AssetMark Account. It appears the Minimum Account Value is $20,000. If so, rather than using a defined term, just state it is $20,000.

d.   Base Income. (i) The disclosure states that at any time before you reach the Maximum Annuity Age set forth in your Certificate, you may elect the Base Income provision. What if you have already dropped below the Withdrawal Guarantee/Minimum Account Value? (ii) It is unclear how the Base Income Payments are calculated. (iii) Also, why define the term Base Income rather than just stating that you can buy a different annuity?

Response:

a.   As explained above, the term "Base income" has been replaced with the more descriptive term "Alternative Annuity." The Company believes this change will make the referenced concept more prominent throughout the corresponding disclosure in the prospectus.

b.   In most circumstances, they would not. This is why the default is for the Certificate owner in this situation to proceed to the Guarantee Phase. However, there could be unusual circumstances where the Certificate owner does not anticipate living long and therefore wishes to take any remaining Account Value in a lump sum. For this reason, the Company believes it is appropriate to provide this choice to Certificate owners.

       c.   All references to the term "Minimum Account Value" in the prospectus have been changed to "$20,000."

       d.   (i) Once the Account Value drops below Minimum Account Value, the Guarantee Phase begins and the option to take payments under the Alternative Annuity may be exercised only at this time, not later.

              (ii)   The disclosure has been clarified.

              (iii)   The term "Alternative Annuity" has been incorporated to simplify the referenced disclosure.

14.   Death Provisions Under the Certificate (p. 18)

In the first paragraph please explain the difference between a Qualified and Non-Qualified Certificate so that a prospective purchaser can focus in on the disclosure relevant to him or her.

Response:

      The difference between a Qualified and Non-Qualified Certificate has been explained in the first paragraph.

15.   Illustration of How the Certificate Works (p. 20)

       a.   Please clarify the terms "asset management fees" and "advisory fees." Is one of these underlying fund fees?

       b.   Are there any custodial fees?

       c.   Explain why the examples utilize two different birthdates (86th and 89th). Does the client in Example 1a take longer to run out of money because he did not purchase the certificate? If so, please disclose.

Response:

       a.   The term "asset management fees" in all applicable Illustrations has been replaced with "underlying mutual fund and exchange traded fund expenses."

       b.   There could be custodial fees of up to 0.10%.

        c.   It does take longer for the client in Example 1.a to run out of money because fees are not being paid for the Certificate. The disclosure has been revised to so state.

16.   Asset Allocation Issues (p. 21)

In the last paragraph of this section, the discussion references "Withdrawals" made to invest in another investment account or Model not eligible for use with the Certificate. The disclosure states that such Withdrawals may reduce the Withdrawal Guarantee Amount. Shouldn't the term "Withdrawals" refer to excess or early withdrawals, as permitted withdrawals should not have an adverse impact?

Response:

This disclosure has been clarified.

17.   Suspension and Termination Provisions of the Contract and the Certificates (pp. 21-23)

The disclosure suggests that the Contract may be suspended or terminated because of non-compliance by AssetMark. Please explain to the staff why a Certificate owner would be placed at risk because AssetMark might do something wrong.

Response:

If AssetMark breaches its contract with the Company, the Contract may terminate. Accordingly, the Company has provided protection to the client in this situation by giving the client the option of transferring his or her account value to another advisory account eligible for coverage by a similar certificate or purchasing an annuity contract under the conditions described in "Termination of the Contract." The Company believes it is important for it to preserve the right to terminate the Contract, while providing Certificate owners the opportunity to preserve their Guarantee Withdrawal. This preservation is imperative in order to protect the Company and all its insurance policy holders (including, but not limited to, the Certificate owners) by appropriately hedging risk. If the Company did not preserve the right to terminate the Contract, a Contract Owner could breach the advisory contract while the Company would be obligated to the Certificate Owners for the insurance guarantees provided under the Certificate. Allowing such a situation could cause an insurance company undue financial hardship due to the increased investment risk to the insurance company thereby potentially causing the insurance company to be unable to meet its claims-paying obligations under all insurance policies issued.

18.   Amendments to the Contract and Certificate (p. 23)

Please explain to the staff how it is permissible for the company to reserve the right to amend the Contract and Certificate to accommodate design changes.

Response;

The prospectus has been revised to clarify that any amendment would be applicable only on a prospective basis, unless the amendment were favorable to all existing Certificate owners.

19.   Taxation of the Certificate (pp. 23-27)

The disclosure states that "any Account Value paid to us as a result of your Account Value being reduced below your Minimum Amount (or upon reaching your Maximum Annuity Age, if applicable) will be a taxable event and therefore cannot be paid to us on a tax-free basis." Please explain why this disclosure is relevant for certificate owners. This disclosure appears relevant to how Genworth should treat the income.

Response:

We have changed the "will be a taxable event" to "may be taxable event" in the prospectus as there may be individual circumstances where the Certificate owner may not be taxed upon the transfer of Account Value to the Company. We believe this disclosure is relevant to Certificate owners because it puts them on notice that the liquidation of their investments constituting their account value in connection with the transfer, may be a taxable event.

20.   Sales of the Certificates (pp. 27-28)

Please revise the fourth paragraph on page 28 to state "You indirectly pay the incentives described above through the fees and charges imposed under the Certificates."

Response:

The disclosure has been revised as requested.

21.   Return Privilege (p. 29)

The disclosure states the free-look period is generally 30 days. The disclosure also states that in certain states the Certificate owner may have more than 10 days to return the Certificate. Please explain the apparent inconsistency.

Response:

The reference to 10 days is inconsistent and has been deleted.

*   *   *

Pre-Effective Amendment No. 2 to be filed after the Company files its Form 10-K as discussed above will reflect the revisions to the prospectus as described in this letter, as well as additional editorial and clarifying revisions. Pre-Effective Amendment No. 2 will also include certain material agreements and other exhibits not included in the Registration Statement or Pre-Effective Amendment No. 1. The Company and the underwriter of the Certificates will be submitting acceleration requests pursuant to Rule 461 under the Securities Act of 1933, requesting acceleration of Pre-Effective Amendment No. 2 to February 29, 2008. The Company would greatly appreciate any efforts the Staff is able to make in connection with such acceleration request.

If you have questions or comments on Pre-Effective Amendment No. 2, please contact the undersigned at 202.383.0590 (thomas.conner@sablaw.com) or Heather Harker at 804.281.6910 (heather.harker@genworth.com).

Sincerely,



W. Thomas Conner

WTC/gth
Enclosures
cc: Heather Harker
        Eric C. Freed